[Letterhead of Sutherland Asbill & Brennan LLP]

March 9, 2015

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed February 26, 2015

File No. 814-01022

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 6, 2015, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01022), filed with the Commission on February 26, 2015 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	In the third paragraph on page 21 of the Proxy Materials, please clarify that authorization to sell shares below the then current net asset value per share expires on the earlier of the one year anniversary of the date of the Company’s 2015 annual meeting of stockholders or the date of the Company’s 2016 annual meeting of stockholders.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	In the fourth paragraph on page 25 of the Proxy Materials, please clarify that the maximum amount of dilution to existing stockholders will be limited to no more than 20% of the Company’s then current net asset value per each offering, assuming the Company were to issue the maximum number of shares at no more than par value, or $0.01 per share.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

* * *

Edward P. Bartz, Esq.

March 9, 2015

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Stephen A. Arnall / Capitala Finance Corp.

Steven B. Boehm / Sutherland Asbill & Brennan LLP